SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

    Attached is an english translation of the summary of the letter dated January 16, 2013, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

    By letter dated January 16, 2013, the Company informed that, in accordance with the resolutions and the delegated faculties approved in the Shareholders’ Meeting of the Company held on October 31, 2012, it has accepted the offer made by Alto Palermo S.A. (APSA) (“APSA”) to repurchase the total amount of Convertible Notes Class I due in July 2014 (the “Notes”), issued by APSA and held by the Company.  As of the date of such letter, the Company is the owner of Notes for a total amount of par value USD 31,738,262 and the price offered was USD 35,362,817.54 or USD1.11420145 for each Note. The total price will be updated as per effective payment date in accordance with the terms of the offer.

    The Company, is the controlling shareholder of APSA, owning 99.97% of the outstanding Notes, and as a result the Board of Directors has requested the Company´s Audit Committee to issue an opinion regarding the economic and financial rationale behind the offer. The Audit Committee’s report is available for the Company’s Shareholders in its registered office located at Bolivar 108, First Floor, City of Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
January 16, 2013